Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Financial Statements

January 31, 2006 and 2005

(expressed in Canadian dollars)

(unaudited)

ARIZONA STAR RESOURCE CORP.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Balance Sheets

As at January 31, 2006 and April 30, 2005

(expressed in Canadian dollars)

(unaudited)

	As of January 31, 2006 $ (unaudited)	As of April 30, 2005 $ (audited)
Assets

Current assets
Cash and cash equivalents	5,058,735	7,042,146
Accounts receivable	82,684	29,734
Prepaid expenses	46,033	33,875

	5,187,452	7,105,755

Investments	86,521	86,521

Resource properties (note 3)	35,924,383	35,324,383

	41,198,356	42,516,659

Liabilities

Current liabilities
Accounts payable and accrued liabilities	861,995	1,378,979

Future income tax liabilities (note 2)	3,849,000	4,248,000

Asset retirement obligation (note 2)	136,173	131,251

	4,847,168	5,758,230

Shareholders’ Equity

Capital stock
Authorized
100,000,000 common shares, without par value

Issued
41,600,937 common shares	50,762,829	50,762,829

Contributed surplus (note 4)	1,322,734	1,322,734

Deficit	(15,734,375)	(15,327,134)

	36,351,188	36,758,429
	41,198,356	42,516,659

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Statements of Deficit

For the periods ended January 31, 2006 and 2005

(expressed in Canadian dollars)

(unaudited)

	2006 $	2005 $ (restated)

Deficit - Beginning of year - as previously reported	12,341,134	7,685,804

Future income tax liability adjustment (note 2)	2,986,000	3,197,000

Deficit - Beginning of year - as restated	15,327,134	10,882,804

Loss for the period	407,241	2,018,664

Deficit - End of period	15,734,375	12,901,468

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Statements of Operations

For the periods ended January 31, 2006 and 2005

(expressed in Canadian dollars, except for shares)

(unaudited)

	Third	Quarter	Nine	Months
	2006 $	2005 $ (restated)	2006 $	2005 $ (restated)

Expenses
Office and administrative	141,372	111,812	359,044	235,539
Shareholder meetings and communication costs	91,692	358,822	110,084	388,528
Professional fees	79,410	2,296	173,160	99,997
Directors’ fees	48,724	5,186	147,773	12,846
Directors’ severances	-	150,000	-	150,000
Legal, advisory and Special Committee costs related to proposed offer	-	288,077	-	288,077

Loss before the following	361,198	916,193	790,061	1,174,987

Stock-based compensation (note 4)	-	-	-	1,322,734

Interest income	(63,716)	(17,364)	(110,706)	(44,836)

Foreign exchange (gain)/loss	(96,788)	65,366	(272,114)	(434,221)

Loss for the period	200,694	964,195	407,241	2,018,664

Loss per common share - basic and diluted	0.00	0.02	0.01	0.05

Weighted average number of common shares outstanding	41,600,937	40,651,154	41,600,937	40,466,263

Arizona Star Resource Corp.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended January 31, 2006 and 2005

(expressed in Canadian dollars)

(unaudited)

	Third	Quarter	Nine	Months
	2006 $	2005 $ (restated)	2006 $	2005 $ (restated)

Cash flows from operating activities
(Loss) income for the period	(200,694)	(964,195)	(407,241)	(2,018,664)
Items not affecting cash
Stock-based compensation	-	-	-	1,322,734
Foreign exchange (gain)/loss	(96,788)	65,366	(272,114)	(434,221)
	(297,482)	(898,829)	(679,355)	(1,130,151)

Changes in non-cash working capital	(66,487)	228,981	(1,182,092)	247,839

	(363,969)	(669,848)	(1,861,447)	(882,312)

Cash flows from financing activities
Common shares issued, net of issue costs	-	4,982,100	-	4,982,100
Common shares issued for cash upon exercise of stock options	-	395,000	-	485,000

	-	5,377,100	-	5,467,100

Cash flows from investing activities
Acquisition, exploration and development expenditures	-	(55,385)	-	(105,214)

	-	(55,385)	-	(105,214)

Effect of exchange rate changes on cash and cash equivalents	(43,572)	3,634	(121,964)	(4,779)

Increase (decrease) in cash and cash equivalents	(407,541)	4,655,501	(1,983,411)	4,474,795

Cash and cash equivalents - Beginning of period	5,466,276	2,631,921	7,042,146	2,812,627

Cash and cash equivalents - End of period	5,058,735	7,287,422	5,058,735	7,287,422

Supplementary information
Accounts receivable relating to resource properties	-	313,437	-	313,437
Accounts payable relating to resource properties	600,000	-	600,000	-
Accretion on asset retirement obligation capitalized to resource properties	-	1,563	-	4,689

Arizona Star Resource Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

January 31, 2006 and 2005

(expressed in Canadian dollars)

(unaudited)

Basis of Presentation

The interim financial statements of Arizona Star Resource Corp. (“the Company” or “Arizona Star”) do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.  These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company.

Certain of the prior period comparative figures have been reclassified to conform with the presentation adopted for the current period.

Prior year restatements

Prior to the end of April 30, 2005, it was determined that a future income tax liability should be recorded related to the sale of Compania Minera Aldebaran (“CMA”) in October 2001. At that time, the tax base of certain Cerro Casale development assets in CMA was transferred to a third party while the book cost of the assets remained capitalized to the property. As a result, management believes that a future income tax liability should have been recorded at the sale date to reflect the fact that in future years, should the Cerro Casale property be placed into production, there would be no tax deduction for certain Cerro Casale costs. A retroactive adjustment establishing a future income tax liability of $4,844,000 with charges to the deficit account of $3,197,000 and resource property costs of $1,647,000 was made during the year.

The effect of the adoption of CICA 3110 effective March 1, 2004 resulted in a $125,001 increase to resource properties and a $125,001 increase to the asset retirement obligation liability.

Resource properties

	January 31, 2006	April 30, 2005
	Net $	Net $

Balance - as at April 30, as previously reported	35,324,383	34,569,373

Asset retirement obligations (note 2)	-	125,001
Future income tax liability adjustment (note 2)	-	1,647,000

Balance - Beginning of year, as restated	35,324,383	36,341,374

Additions during the period
Administration	-	114,970
Property development	600,000	-
Accretion on asset retirement obligations	-	6,250
Refundable Chilean tax	-	15,660
Option payment	-	(313,437)
Write-off during the year	-	(840,434)

	600,000	(1,016,991)

Balance - End of period	35,924,383	35,324,383

Arizona Star Resource Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

January 31, 2006 and 2005

(expressed in Canadian dollars)

(unaudited)

Aldebaran Property

On October 26, 1997, the Company and Bema Gold Corporation (“Bema”) entered into an agreement with Placer Dome Inc. (“Placer Dome”) allowing Placer Dome to acquire a 51% interest in the Aldebaran property, which hosts the Cerro Casale Project, and an adjacent property in northern Chile.  The Aldebaran property is currently owned by Compania Minera Casale (“CMC”), which in turn is owned 25% by Arizona Star, 51% by Placer Dome, and 24% by Bema.

On September 27, 2005, Placer Dome announced that it had concluded that the Cerro Casale Project was not financially viable at that time and was not financeable under the terms of the Shareholders’ Agreement, and issued a Certificate "A" to Arizona Star and Bema.

Arizona Star disagreed with Placer Dome’s conclusion, believing that the Cerro Casale Project was financeable under the terms of the Shareholders’ Agreement.

On October 4, 2005, Arizona Star in cooperation with Bema announced that they had notified Placer Dome that it was in default of its obligations under the Shareholders’ Agreement.  Also, on October 4, 2005, Placer Dome announced that it had received Notice of Default under the Shareholders’ Agreement and disagreed with the allegations contained in the Notice of Default.

On October 26, 2005, the Company, Bema, and Placer Dome announced that they had reached a nonbinding agreement in principle whereby Placer Dome will sell its interest in CMC to the Company and Bema for contingent payments.  The Company and Bema Gold will jointly pay Placer Dome US$10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years, or (b) a cash payment of US$70 million payable when a construction decision is made, at the election of the Company and Bema Gold.  The transaction remains subject to certain conditions including receipt of all necessary approvals and settlement of definitive agreements.  If the nonbinding agreement in principle, described above, becomes a binding agreement, on effectively the same terms, the dispute reflected in the Notice of Default will be resolved.

On October 31, 2005, Barrick Gold Corporation (“Barrick”) announced its offer to buy all of the outstanding shares of Placer Dome.  On January 20, 2006, Barrick announced that it had successfully acquired control of Placer.  On January 20, 2006, Barrick announced that it had successfully acquired control of Placer.  The Company has requested that Barrick honour the agreement reached on October 26, 2005, and is in discussion with Barrick regarding the completion of the documentation.

Arizona Star Resource Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

January 31, 2006 and 2005

(expressed in Canadian dollars)

(unaudited)

Contributed surplus

Stock Options

As at January 31, 2006, the Company had outstanding directors’ and employees’ stock options for a total of 550,000 common shares. As at January 31, 2006, a total of 1,225,000 stock options were available for grant.

Changes in the Company’s stock options are as follows:

	Number of options	Weighted average exercise price $

Outstanding as at April 30, 2002	1,125,500	1.00
Exercised	(308,000)	1.00

Outstanding as at April 30, 2003	817,500	1.00
Exercised	(257,500)	1.00

Outstanding as at April 30, 2004	560,000	1.00
Exercised	(485,000)	1.00
Granted	1,125,000	5.10
Cancelled	(825,000)	4.29

Outstanding as at April 30, 2005	375,000	5.80
Granted	250,000	7.00

Outstanding as at January 31, 2006	625,000	3.85

Exercisable as at January 31, 2006	75,000	1.00

Stock options outstanding as at January 31, 2006 are as follows:

Exercise price $	Options outstanding as at January 31, 2006	Average remaining contractual life (years)

1.00	75,000	0.4
7.00	550,000	4.3

On May 5, 2004, the Company granted 825,000 incentive stock options to directors, officers, consultants and employees at an exercise price of $4.39 per option for a term of five years. These options were approved by the Board of Directors, but final documentation had not yet been distributed to the optionees. On September 9, 2004, the Company announced that it was in receipt of a Petition filed August 31, 2004 by Pan Atlantic Bank and Trust Limited (“Pan Atlantic”), a shareholder of the Company, regarding the granting of these incentive stock options. All of these stock options were cancelled and legal action dropped.

Prior to the cancellation of these options, the Company charged to operations the fair value of these options in the amount of $1,322,734, with a corresponding credit to contributed surplus. The fair value was estimated at $2.10 per option at the grant date.

The fair value of the options granted and vested has been calculated using the Black-Scholes option pricing model based on the following assumptions:

Risk free interest rate of 3.00%
Expected life of option of 3 years
Expected volatility of 50%
Dividend yield rate of nil%

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

On December 22, 2004, the Company granted 300,000 stock options to senior management and directors at an exercise price of $7.00. The options have a term of five years and are subject to a two-tiered vesting policy designed to better align option compensation with the interests of shareholders. These option grants require a $12.40 share price for 10 successive days for the option to vest and, in addition, once this test has been met, the Company’s share price performance must have exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options will be cancelled.

On November 8, 2005, the Company granted 75,000 stock options to a director.  As well, on December 23, 2005, the Company granted 150,000 stock options to two officers of the Company, and 25,000 options to a consultant of the Company.  These 250,000 stock options are exercisable at $7 per share at the same conditions as described above.

No expense has been recorded, as it is not probable at this time that the vesting conditions will be met.

Arizona Star Resource Corp.

(an exploration stage company)

Notes to Consolidated Financial Statements

January 31, 2006 and 2005

(expressed in Canadian dollars)

(unaudited)

Related Party Transactions

During the nine month periods ended January 31, 2006 and 2005, the Company had the following transactions and balances with Bema and a subsidiary of Bema, Minera Bema Gold (Chile) Ltda. (“Bema Chile”):

	2006 $	2005 $

Office and administrative	1,370	74,909
Accounting	8,030	53,113
Rent and utilities	2,400	21,600
Management fees	2,500	22,500
Shareholder information	-	24,678
Bema Chile office costs capitalized to property	-	73,839

Accounts payable	-	47,556

Until June 1, 2005, Bema provided management, administrative and technical services to the Company.

In the third quarter ending January 31, 2006, the Company accrued estimated expenditures of $600,000 for property development for the Aldebaran Property, made by Placer Dome on behalf of all parties.